UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

REPORTS PASSENGER TRAFFIC INCREASE OF 2.3%

FOR JUNE 2006

Guadalajara, Jalisco, Mexico, July 14, 2006 - Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today announced terminal passenger traffic figures for the month of June 2006 compared to traffic figures for June 2005.

During the month of June 2006, terminal passenger traffic increased 2.3% compared to the previous year, driven by international passenger traffic, which grew 8.4%.

As compared to June 2005, domestic traffic registered a net decrease of 1.5%, or 14.4 thousand terminal passengers, mainly due to a reduction of passengers at the airports of La Paz, Hermosillo, Bajío, Los Mochis, Morelia, Tijuana, Manzanillo and Mexicali. The airports with a notable reduction in passengers were La Paz with 7.3 thousand passengers, Hermosillo 10.3 thousand passengers, Bajío 4.2 thousand passengers, Los Mochis 4.8 thousand passengers, Morelia 5.6 thousand passengers, Tijuana 7.2 thousand passengers, Manzanillo 2.5 thousand passengers and Mexicali with 6.5 thousand passengers (decreasing by 48.4 thousand domestic passengers among the aforementioned airports as compared to June 2005). In the cases of La Paz, Tijuana, Los Mochis, Bajío, and Hermosillo, the reduction in passengers was largely due to the suspension of operations of those routes operated exclusively by Aerocalifornia.

It is important to mention that the routes of Guadalajara-La Paz (Avolar), Tijuana-Los Mochis (Avolar), Guadalajara-Los Mochis (Avolar), Guadalajara-Puebla (Alma) and Bajío-Tijuana (Avolar and Volaris), among other, initiated operations during June, and thus, their effects will soon be observed.

On the other hand, it is also worth mentioning the increases in domestic passengers at the Aguascalientes (0.5 thousand), Guadalajara (21.8 thousand), Los Cabos (9.3 thousand) and Puerto Vallarta (2.5 thousand) airports, or 34.1 thousand additional domestic passengers overall compared to the figures for June 2005.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212 / 241	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

The increase in the case of Guadalajara was driven by the operations of low-cost carriers (Interjet, Volaris, Alma, Click and Avolar), while the increases at Los Cabos and Puerto Vallarta were a result of the popularity of our tourist destinations.

International traffic increased 8.4%, or 49.9 thousand passengers, with the largest increase observed at Los Cabos (19.6 thousand passengers, which represented an increase of 11.1% compared to the previous year), Puerto Vallarta (14.9 thousand, an increase of 10% compared to June 2005) and Guadalajara (up 18.4 thousand, a 10.5% increase compared to June 2005). The growth at Guadalajara corresponds to the increase in flights to and from Los Angeles, while the increases at Puerto Vallarta and Los Cabos remained in line with the trend observed and continued to be driven primarily by tourists from the United States and Canada.

At the same time, the reduction of passengers in international traffic at the La Paz, Hermosillo and Manzanillo airports were a result of the stoppage of the La Paz-Los Angeles route, the Hermosillo-Los Angeles route and the Manzanillo-Los Angeles route operated by Aerocalifornia, with La Paz-Los Angeles being an exclusive Aerocalifornia route.

Domestic Terminal Passengers (in thousands):

GAP June 2006 Traffic	Page 2 of 4

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Low-Cost Carriers

At the close of June 2006, the weekly schedule operated by low-cost carriers represented an increase of 54 new frequencies compared to May 2006, for a total of 239 departure frequencies, with 23 routes served by these types of carriers.

During the first six months of 2006, a total of 535.3 thousand passengers were served by low-cost carriers (Interjet, Avolar, Volaris, Alma and Click), representing 9.3% of the total number of domestic passengers for that period.

GAP June 2006 Traffic	Page 3 of 4

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Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GAP June 2006 Traffic	Page 4 of 4

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: July 14, 2006